Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the registration statement on Form F-3 (File Nos. 333-231716, 333-231716-01 and 333-231716-02) and related Prospectus of PartnerRe Ltd. for the registration of preference shares, debt securities and debt security guarantees and to the incorporation by reference therein of our reports dated March 2, 2020, with respect to the consolidated financial statements of PartnerRe Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2019, and the financial statements schedules of PartnerRe Ltd included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd.

Hamilton, Bermuda

September 15, 2020